FP: truCrowd

Wynn Co Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

THE COMPANY

1. Name of issuer: WynnCo Holdings Corporation

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	James Wynn	Lisa Murphy
Dates of Board Service:	09/23/2021 - Present	09/23/2021 - Present
Principal Occupation:	Managing Partner	General Partner
Employer:	Wynn Co LLC.	Ginomai Enterprises LLC
Dates of Service:	2004 - Present	2017 - Present
Employer's principal business:	Transitional Home Business owner	Project Management & Consulting
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	President	Managing Director
Dates of Service:	2004 - Present	2017 - Present

FP: truCrowd

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Wynn Co LLC	Ginomai Enterprises, LLC
Employer's principal business:	Transitional Housing	Project Management
Title:	President	Managing Director
Dates of Service:	2004 - Present	2017 - Present
Responsibilities:	Managing transitional housing	Provide online contracting and project management services for private clients

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	James Wynn	Lisa Murphy
Title:	CEO/President	Vice President and Treasurer
Dates of Service:	8/1/2021 - Present	8/1/2021 - Present
Responsibilities:	Leads all board meetings	Advises the CEO or critical decisions and manages the funds for Wynn Co Holdings Corporation
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
Position:	No prior positions held with issuer	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	Wynn Co LLC	Ginomai Enterprises, LLC
Employer's principal business:	Transitional Housing	Project Management
Title:	President	Managing Director
Dates of Service:	2004 - Present	2017 - Present
Responsibilities:	Managing transitional housing	Provide online contracting and project management services for private clients

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
James Wynn	3,060,000 Shares of Class B Common Stock (supervoting)	44%
Lisa Murphy	2,9400,000 Shares of Class B Common Stock (supervoting)	42%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

ABOUT US

Wynn Co Holdings Corp was founded in 2021 for the purpose of parenting its wholly owned subsidiary, Wynn Co Care, LLC. which will operate an adult daycare facility. The plan is to establish, then stabilize the business model, then to strategically expand that business blueprint throughout the state of Georgia, and the United States. Our team has worked in the healthcare industry over 2 decades inspiring self-sufficiency, dignity and hope by providing critical health and human services to homeless veterans, newly released prisoners that are reentering society, as well as to persons who are members of our senior citizen community. Our team has also been instrumental in providing support and assistance to individuals looking to make a transition in their lives. From mental health issues to housing placement needs, we pride ourselves on providing the best service that is tailored to meet the individual needs of each client.

OUR MISSION

During this difficult time, we aim to meet people where they are and assist in their growth. We strive to tailor programs that fit the criteria of each client. We do this by building healthy relationships with the people that we work with including their loved ones. We believe that at the core of each individual is the desire to do more to maintain a better quality of life. Wynn Co Holdings Corporation's passion is to help each person achieve their goals.

OUR BELIEFS

We strongly believe in community involvement and cater our services to the uninsured, under-insured, low-income Medicaid and Medicare clients and to veterans and private insurance clients throughout the state of Georgia. This interaction within the community helps reduce homelessness, reduces crime and lessens the chance of recidivism. We like to think that these contributions to the community will make it a safer and better place.

WHO WE SERVE

Mental Health – Mental and Behavioral health problems are quite common and can affect a person's emotional, psychological and social well-being. Our services teach coping skills, provide tools and resources to enhance social function and provide guidance and support to prevent relapse.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Elderly – Often overlooked, our elderly citizens make up more than 20% of the Georgia population. To meet the needs of this clientele, we offer assisted living referral and day care services. Our day care services offer counseling for individuals in need.

Veterans – We provide evaluative, preventive and therapeutic services to the men and women who have faithfully served our country. Our personal care services assist veterans in finding the resources they need to lead a normal, productive life.

Individuals in need of housing placement – Housing displacement affects thousands of Georgians every year. Our program is tailored to fit the right individual to the right housing opportunity for them and their families.

Individuals transitioning into society – 2011 statistics show the national recidivism rate for released prisoners is 43%. With this number holding steady over the years, Wynn Co Holdings Corporation offers resources and tools to former convicts that helps to reduce repeat offenses and assists these individuals in becoming productive citizens in their communities.

PROJECT OVERVIEW

Wynn Co Holdings Corporation provides support and assistance to individuals looking to make a transition in their lives. Our mission is to take this same quality of service and apply it to our adult day-care clients. The primary focus will include individuals that are in need of daily assistance while their primary caregivers are unavailable and/or are in need of respite time. We will structure high quality day care services that include regular activities to keep our clients active and engaged. In addition to care services, we will offer counseling for individuals in need. We will introduce Neurocare technology and implement medical business models to all interested healthcare providers. Showing them how to effectively use this technology to treat the causes of many common diseases in the clients that they serve as well.

USE OF FUNDS

Our initial request for funds will be one million dollars ($1,000,000). These funds will be used during the start up through the stabilization phase of operations including; team salaries, building modifications and/or zoning, debt servicing, and capital reserves. In addition, innovative equipment will be part of the capital spend.

EXPANSION

Our initial expansion efforts will include sectioning off a portion of our current location to better facilitate our business operations. This will allow Wynn Co to offer more services to a broader client base. We feel that by rezoning certain areas of the business for more diverse services we will be able to increase our revenue potential by approximately 15 to 20%. A great example is utilizing Suite A for adult day care services and Suite B to accommodate counseling services for Veteran and mental/behavioral health clients. We will also utilize a portion of the building space for our innovative Nuerocare treatment services.

BUILDING MODIFICATIONS AND ZONING

As mentioned earlier, we plan to re-zone, or reassign a portion of the building to offer diverse services to meet the clients' needs. We would need to implement zoning according to the regulations of the state of Georgia and Gwinnett County Georgia. The funds would be used to meet the requirements given by the state and the county.

DEBT SERVICE AND OPERATIONAL COSTS

OFFERING STATEMENT

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

While we appreciate our planned revenue, we realize the importance of managing our debt and operating costs. During the start up phase, we would need capital to maintain our monthly mortgage obligation as well as utility, maintenance and operational costs.

CAPITAL RESERVE

Wynn Co would like to implement a capital reserve fund to offset any unexpected costs associated with starting and growing the business operations. This reserve fund would be used to prevent under-capitalization of our project. In the event the capital reserve fund is not utilized after 12 to 18 months of business operations, it would be used to pay down any existing debt associated with the project.

TEAM

James D. Wynn, CEO – Mr. Wynn has over 15 years of experience in elderly care services and transitional housing. He provides services for individuals who are looking to transition into society, veterans and elder clients. He holds a personal care certification from Augusta Technical College.

Lisa Murphy, Project Manager – Ms. Murphy has 10 years of experience in project management in the areas of telecommunications, consumer finance and banking. She holds a Master's Degree from Keller Graduate School of Management with a concentration in Project Management.

INNOVATIVE EQUIPMENT

Neurological care is a targeted and unique type of treatment and support given to people with conditions that affect their brain or nervous system. People with neurological conditions often have complex needs as their condition can affect their movement, communication, behavior and mental health.

The use of Nuerocare is an innovative way to introduce, instruct, and implement medical business models to all interested healthcare providers and showing them how to effectively treat the causes of Disease. This technology will eradicate body imbalances via our Medical modalities and business models. Our initial target market would be baby boomers. We anticipate the use of this innovative technology will reduce the need for amputations, kidney dialysis, and scooter chairs, thereby relieving the strain on our current Medicare and Medicaid systems.

What sets this treatment apart is that we use the world's only true Tesla based alternating current EMS on the market that's FDA 510k cleared to be marketed for the following indications:

To relieve muscles in spasm
To reverse or prevent disuse atrophy
To increase range of motion
To increase local Circulation
To Re-educate muscle
To provide immediate post surgical stimulation of calf muscles to prevent deep vein thrombosis
Our plan is to offer these ancillary services to baby boomers with private insurance and discretionary incomes that are highly motivated to save their limbs from amputation or individuals who experience leaking when they laugh and cough. Any discipline dealing with Nerve, Muscle or Blood flow impairments are all good markets for us.

By utilizing this innovative technology, we will be able to align our business operations to provide practical alternatives to traditional medical care and treatments. We expect our clientele to be diverse and eager to incorporate this technology into their routine medical treatments.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risks Related to Our Business and Industry

We have a limited operating history.

The Company was formed on June 25 of 2021, and the Company has only recently begun to focus its operational efforts on film, television, and music content creation and distribution. The Company cannot assure at this time that it will operate profitably or that it will have adequate working capital to meet its obligations as they become due. Management believes that the Company's success will depend in large part on the ability of the Company to begin acquiring clients, managing relationships with insurance companies, and streamlining the companies growth. The Company intends to invest heavily in professional staffing for our clients. As a result, the Company will likely incur operating losses for the foreseeable future.

We have been working in the adult daycare space over 20 years

We intend to rely on relationships we have built in the past. Our primary focus will be planning, people, processes. Our management team has over 20 years of experience working in the adult daycare and mental health industry.

We cannot guarantee that we will ever be profitable.

The Company's business plan is highly speculative, and we may not ever have sufficient financing to ever be successful. The Company cannot provide any assurance that we will be able to execute our business plan. The Company cannot provide any assurance that investors will not lose their entire investment.

Competition in the adult daycare and mental health industry may make it difficult to succeed long-term.

The adult daycare and mental health industries are highly competitive. Our competition includes larger adult daycare and mental health companies and d government agencies. We compete with larger mental health agencies that are better capitalized, who can fund projects based on the returns of prior productions. We will compete with these

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

companies for artists, talent, airtime, and space in retail outlets. We are not at present, and do not expect in the foreseeable future to be, a significant participant in this marketplace. The market for music and television production, distribution, and marketing is very competitive, and our lack of experience, compared to that of these competitors, may impair our ability to successfully produce content that creates a positive return on investment. Furthermore, we face indirect competition from alternative forms of leisure, such as travel, sporting events, outdoor recreation, and other cultural activities.

The entertainment industry is highly competitive, rapidly evolving, and subject to constant change. Other entertainment companies currently offer one or more of the types of television shows we plan to produce, as well as the music production we plan to offer. In addition, our music and television productions will compete for audience acceptance and exhibition outlets with music and television shows produced and distributed by other larger, more established companies. As a result, the success of any of our recorded music products or television shows is dependent not only on the quality and acceptance of a particular production, but also on numerous independent companies with whom we may partner. Some of our competitors in the music business will include Motown, Time Warner Inc., Universal Music Group, Sony BMG, and EMI, and numerous independent companies. We expect that our film business will compete with well-established companies, including MGM, DreamWorks, Time Warner Inc., Sony, Paramount, and Universal, as well as numerous small independent companies, all of which produce, develop or market television programs and films.

The Company must respond successfully to ongoing changes in the entertainment industry and consumer viewing patterns to remain competitive.

The Company expects that a substantial portion of its revenues and profits will be derived from the production and licensing of video and entertainment offerings. The video entertainment industry is evolving, with developments in technology leading to new video services that are experiencing rapid growth, resulting in higher overall video content consumption as well as a shift in consumer viewing patterns as consumers seek more control over when, where, and how they view video content. These changes pose risks to the traditional U.S. television industry and some of the Company's business models, including the disruption of the traditional television content delivery model by video streaming services, some of which are growing rapidly. The Company's strategy to address these risks, including continuing to produce high-quality original content, and investing in technology and working with partners to enhance our planned content offerings, may not be successful. The Company may incur significant costs to implement its strategy and respond to and mitigate the risks from these changes, and, if not successful, could experience a significant adverse impact on the Company's competitive position, businesses and results of operations.

The popularity of entertainment content is difficult to predict and can change rapidly, and low public acceptance of the Company's content will adversely affect its results of operations.

The revenues expected from the sale, distribution, and licensing of television programming, music, and other content will depend primarily on widespread public acceptance of that content, which is difficult to predict and can change rapidly. The Company must invest substantial amounts in the production and marketing of its anticipated content before it learns whether such content will reach anticipated levels of popularity with consumers. The popularity of the Company's future content will depend on many factors, only some of which will be within the Company's control. Examples include the popularity of competing content (including locally-produced content internationally), the availability of alternative forms of leisure and entertainment activities, the Company's ability to maintain or develop strong brand awareness and target key audiences, and the Company's ability to successfully anticipate (and timely adapt its content to) changes in consumer tastes in the countries and territories in which the Company operates. Low public acceptance of the Company's content would adversely affect its results of operations.

Generally, entertainment content that performs well upon initial release also has continued commercial success in subsequent distribution channels. Therefore, the underperformance of our planned content upon its initial public

FP: truCrowd

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

Wynn Co
Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

release would likely result in lower than expected revenues for the Company from subsequent licenses of the content in future formats and through different venues. If the Company's planned initial television show or musical content fails to achieve commercial success upon release, it may limit the Company's ability to create or produce new television or music content thereafter. The failure to develop successful new content would have an adverse effect on the Company's results of operations.

Consumer purchasing habits are not consistent throughout the year.

Sales of music and licensed goods concepts are seasonal, with a high percentage of retail sales occurring during the third and fourth quarters of the calendar year. As a result of the seasonal nature of our industry, we would be significantly and adversely affected by unforeseen events that negatively impact the retail environment or consumer buying patterns, particularly if such events were to impact the key-selling seasons.

Changes in the U.S. entertainment industry and consumer viewing and listening methods and patterns may be outside the Company's control.

While the Company supports the development of better consumer interfaces, the development and implementation of these interfaces are often outside the Company's control. In addition, the Company may not be able to adapt its business model and content offerings to changing consumer patterns, which would adversely affect the Company's results of operations.

Advances in technology may have a material adverse effect on our revenues.

Advances in technology may affect the manner in which entertainment content is distributed to consumers. These changes, which might affect the entertainment industry as a whole, include the proliferation of digital music players, cloud-based services that allow consumers to download and store single songs, and pay-per-view video services. These developments have created new outlets for consumers to purchase entertainment content. These new outlets may affect the quantity of entertainment products available for purchase and may reduce the amount that consumers are willing to pay for particular content. As a result, there could be a negative impact on our ability to sell our planned content. Any failure to adapt our business model to these changes could have a material adverse effect on our revenues.

Our success will depend to a large degree on external factors in the music and film industries.

Operating in the music and television industries involves a substantial degree of risk. Each television or music production is dependent on individual and unique artistic work, and unpredictable audience reactions determine commercial success. The commercial success of a music or television project also depends on:

- the quality and acceptance of other competing records or television shows released into the marketplace at or near the same time;

- critical reviews;

- the availability of alternative forms of entertainment and leisure activities;

- general economic conditions; and

- various other tangible and intangible factors.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Each of these factors is subject to change and cannot be predicted with certainty. There can be no assurance that our planned future television or music projects will receive favorable ratings or reviews or that consumers will purchase our entertainment products and services.

The Company's results of operations may be adversely affected if the Company's efforts to increase sales of its video content and make digital ownership of content more compelling to consumers are not successful.

Several factors have contributed to an industry-wide decline in sales of entertainment products in physical formats in recent years, including consumers shifting to on-demand video and music subscriptions and electronic purchases and rentals; consumers electing to rent rather than purchase content; changing retailer strategies and initiatives (for example, reduction in floor space devoted to home entertainment products in physical formats); retail store closures; weak economic conditions; increasing competition for consumer discretionary time and spending; and piracy. The Company's efforts to offset the decline in sales of entertainment products in physical formats and to make digital ownership of content more attractive to consumers may not be successful or may take several more years to become successful.

The Company may be adversely affected if distributors fail to adequately promote our creative projects.

Decisions regarding the timing of release and promotional support for future music and television content, and related licensing products will be important in determining the success of the Company. As with most production companies, we will not control the way our distributing partners distribute our content to final consumers. Although our distributors will have a financial interest in the success of our projects, decisions by our distributors to not promote our projects or to promote a competitor's products would likely have a material adverse effect on our business and financial condition.

If the Company fails to compete successfully against alternative sources of entertainment, there may be an adverse effect on the Company's results of operations.

The Company will compete with other sources of entertainment, including television, premium pay television services, on demand video subscriptions, feature films, the Internet, home entertainment products, videogames, social networking, print media, pirated content, live sports and other entertainment events, for consumers' leisure and entertainment time and discretionary spending. The increased number of media and entertainment choices available to consumers has made it much more difficult to attract and obtain their attention and time. There can be no assurance that the Company will be able to compete successfully in the future against its many competitors.

The Company must protect its intellectual property.

We will rely on copyright, trademark, and other proprietary rights law to protect the intellectual property of video and music projects. Our business is subject to the risk of third parties infringing on these intellectual property rights. We may need to pursue litigation to protect our intellectual property and that of our authorized licensors, which could result in substantial costs and divert resources.

Threats of piracy of the Company's content, products, and other intellectual property may further decrease the revenues received from the legitimate sale, licensing, and distribution of its content and adversely affect its business and profitability.

The Company may be the victim of copyright piracy and be negatively affected by this practice, and any piracy of the Company's content, products and other intellectual property could reduce the revenues the Company earns from the legitimate sale, licensing and distribution of its content, products and other intellectual property. The risks relating to

FP: truCrowd

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

piracy have increased in recent years due to technological developments that have made it easier to create, distribute and store high-quality unauthorized copies of content, such as the proliferation of cloud-based storage and streaming services, increased broadband Internet speeds and penetration rates, and increased availability and speed of mobile data transmission. Piracy is particularly prevalent in countries that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in those parts of the world can attract viewers from anywhere in the world. Once our projects are produced for mass distribution, the Company plans to devote the necessary resources to protect its content, products and intellectual property, but these efforts to enforce rights and combat piracy may not be successful.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of proprietary information and trade secrets.

In addition to relying on copyright laws to protect our anticipated video and music content, we plan to rely on confidentiality agreements to protect our technical know-how and other proprietary information. Confidentiality agreements will be used, for example, when we talk to potential strategic partners. Nevertheless, there can be no guarantee that an outside party will not make an unauthorized disclosure or use of our proprietary confidential information. This might happen intentionally or inadvertently. It is possible that a competitor would make use of such information, and that our competitive position would then be compromised in spite of any legal action we might take against persons making such unauthorized disclosures.

We also plan to keep as trade secrets certain technical and proprietary information where we do not believe patent protection is appropriate, desirable or obtainable. However, trade secrets are difficult to protect. Although we plan to use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside collaborators, partners, former partners and other advisors may unintentionally or willfully disclose our trade secrets to competitors or otherwise use misappropriated trade secrets to compete with us. It can be expensive and time consuming to enforce a claim that a third party illegally obtained and is using our trade secrets. Furthermore, the outcome of such claims is unpredictable. In addition, courts outside the US may be less willing to or may not protect trade secrets. Moreover, our competitors may independently design around our trade secrets or develop equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights. Where a third party independently designs around our trade secrets or develops equivalent knowledge, methods and know-how without misappropriating or otherwise violating our trade secret rights, they may be able to seek patent protection for such equivalent knowledge, methods and know-how. This could prohibit us from practicing our own trade secrets we may develop.

The Company may be subject to claims that it infringed intellectual property rights of others, which could require the Company to change its business practices.

Successful claims that the Company infringes on the intellectual property rights of others could require the Company to enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability, be prohibited preliminarily or permanently from further use of the intellectual property in question or require the Company to change its business practices to stop the infringing use, which could limit its ability to compete effectively. Even if the Company believes a claim of intellectual property infringement is without merit, defending against the claim would likely be time-consuming and costly and divert management’s attention and resources away from its focus on producing video and music content.

We may be negatively affected by adverse general economic conditions.

Current conditions in domestic and global economies are extremely uncertain. Adverse changes may occur as a result of softening global economies, wavering consumer confidence caused by the threat of terrorism and war, and other

FP: truCrowd

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

*Wynn Co
Holdings Corporation*

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

factors capable of affecting economic conditions. Such changes could have a material adverse effect on our business, financial condition, and results of operations.

The Company's businesses are subject to labor interruption.

The Company and some of its suppliers and business partners will retain the services of writers, directors, actors, technicians, trade employees and others involved in the development and production of television and music content, who will likely be covered by collective bargaining agreements. If negotiations to renew expiring collective bargaining agreements were not successful or became unproductive, the affected unions could take actions such as strikes, work slowdowns or work stoppages. Such actions or the possibility of such actions could result in delays in the production of the Company's television and music content. The Company could also incur higher costs from such actions, new collective bargaining agreements or the renewal of collective bargaining agreements on less favorable terms. Many of the collective bargaining agreements that will cover individuals that provide services to the Company are industry-wide agreements, and the Company will lack practical control over the negotiations and terms of these agreements. Depending on their duration, such union or labor disputes could have an adverse effect on the Company's results of operations.

We may incur significant debt to finance our operations.

There is no assurance that the Company will not incur debt in the future, that it will have sufficient funds to repay its indebtedness, or that the Company will not default on its debt, jeopardizing its business viability. Furthermore, the Company may not be able to borrow or raise additional capital in the future to meet the Company's needs or to otherwise provide the capital necessary to conduct its business.

The Company is dependent on the performance of certain personnel.

The Company's success depends substantially on the performance of its executive officers and key employees. Given the Company's early stage of development and launch of its business plan, the Company is dependent on its ability to retain and motivate high quality personnel. Although the Company believes it will be able to engage qualified personnel for such purposes, an inability to do so could materially adversely affect the Company's ability to market, sell, and enhance its products. The loss of one or more of its key employees or the Company's inability to hire and retain other qualified employees, including but not limited to content production staff, sales staff, and corporate office support staff, could have a material adverse effect on the Company's business.

Our success also depends in part on our management's expertise managing a public company, and our management has limited expertise in this area. If our management is not able to manage the Company properly as a public company, our business would be harmed.

If our management is not able to successfully manage the Company as a public company, including complying with various regulatory, disclosure and reporting obligations of public companies, our business would be harmed.

The Company has not established consistent methods for determining consideration paid to management.

The consideration being paid by the Company to its management has not been determined based on arm's length negotiation. The Company may grant profits interests to certain of its executive officers in addition to stock options, which may further dilute shareholders' ownership of the Company. While management believes that management's current consideration is fair for the work being performed and services being provided by them, there is no assurance that the consideration reflects the true market value of the services.

Wynn Co
Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

There is no guarantee that the Company will pay dividends to its shareholders.

The Company does not anticipate declaring and paying dividends to its shareholders in the near future. It is the Company's current intention to apply net earnings, if any, in the foreseeable future to increasing its capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of the Company's common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Company's Board of Directors.

A small group of Company employees and their related parties hold a majority of the control of the Company.

As of March 31,2021, the Company's executive officers, directors, affiliates and entities controlled by them owned approximately 71% of the Company's outstanding common stock. By virtue of such stock ownership, the principal shareholders are able to control the election of the members of the Company's Board of Directors and to generally exercise control over the affairs of the Company. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. There can be no assurance that conflicts of interest will not arise with respect to such directors or that such conflicts will be resolved in a manner favorable to the Company.

Management cannot guarantee that its relationship with the Company does not create conflicts of interest.

The relationship of management and its affiliates to the Company could create conflicts of interest. While management has a fiduciary duty to the Company, it also determines its compensation from the Company. Management's compensation from the Company has not been determined pursuant to arm's-length negotiation.

The Company may sustain losses that cannot be recovered through insurance or other preventative measures.

There is no assurance that the Company will not incur uninsured liabilities and losses as a result of the conduct of its business. Once capital is available to purchase insurance, the Company plans to maintain comprehensive liability and property insurance at customary levels, and the Company does not currently have any insurance. The Company will also evaluate the availability and cost of business interruption insurance. Should uninsured losses occur, shareholders could lose their invested capital.

We may be subject to liabilities that are not readily identifiable at this time.

The Company may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs we would be required to pay, regardless of the level of business or profitability experienced by the Company. There is no assurance that the Company will be able to pay all of its liabilities. Furthermore, the Company is always subject to the risk of litigation from customers, suppliers, employees, and others because of the nature of its business, including, but not limited to, consumer lawsuits. Litigation can cause the Company to incur substantial expenses and, if cases are lost, judgments, and awards could add to the Company's expenses.

In the course of business, the Company may incur expenses beyond what was initially anticipated.

Management is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in its business plan if it is unable to obtain the additional funds necessary to implement its business plan. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a

FP: truCrowd

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of shareholders' investment in the Company would be diminished.

The Company may be subject to liens if it is unable to pay its debts.

If the Company fails to pay for materials and services for its business on a timely basis, the Company's assets could be subject to materialman's and mechanic's liens. The Company may also be subject to bank liens in the event that it defaults on loans from banks, if any.

The Company will rely on management to execute the business plan and manage the Company's affairs.

Under applicable state corporate law and the bylaws of the Company, the officers and directors of the Company have the power and authority to manage all aspects of the Company's business. Shareholders must be willing to entrust all aspects of the Company's business to its directors and executive officers.

There is no assurance the Company will always have adequate capital to conduct its business.

The Company will have limited capital available to it, to the extent that the Company raises capital from this offering. If the Company's available capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then the Company's financial condition, results of operations and business performance would be materially adversely affected.

The Company is required to indemnify its directors and officers.

The Company's Bylaws provide that the Company will indemnify its officers and directors to the maximum extent permitted by Georgia law, provided that counsel has not advised the Company that the officer or director acted in bad faith or breached his or her duty to us or our stockholders, that the officer or director acted in bad faith, or that it is more likely than not that it will ultimately be determined that the officer or director has not met the standards of conduct which make it permissible for under California law for the Company to indemnify the officer or director. If the Company were called upon to indemnify an officer or director, then the portion of its assets expended for such purpose would reduce the amount otherwise available for the Company's business.[LB1]

Risks Relating to Our Common Stock

We may, in the future, issue additional common shares, which would reduce investors' percent of ownership and may dilute our share value.

The future issuance of common stock will likely result in substantial dilution in the percentage of our common stock held by our then-existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common stock.

There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

There is currently no established public trading market for our securities, and an active trading market in our securities may never develop, or, if developed, it may not be sustained.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Federal and state securities laws will limit secondary trading of our securities, which will restrict your ability to sell the shares we are offering.

Secondary trading in common stock sold in this offering will not be possible until the common stock is registered or qualified for sale under the applicable federal and state securities laws, or there is confirmation that an exemption is available for secondary trading in a particular state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our common stock being offered to you, you would not be able to offer or sell your common stock, thus causing you to realize a loss on your investment.

We may seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing capital stock.

We may finance our operations and develop strategic relationships by issuing equity or debt securities, which could significantly reduce the percentage ownership of our existing stockholders. Furthermore, any newly issued securities could have rights, preferences and privileges senior to those of our existing stock. Moreover, any issuances by us of equity securities may be at or below the prevailing market price of our stock and in any event may have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline.

Investors may never receive cash distributions, which could result in an investor receiving little or no return on his or her investment.

Distributions are payable at the sole discretion of our board of directors. We do not know the amount of cash that we will generate, if any, once we have productive operations. Cash distributions are not assured, and we may never be in a position to make distributions.

Even if a market develops for our shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

If a market for our shares develops, the share price may be volatile with wide fluctuations in response to several factors, including: potential investors' anticipated feeling regarding our results of operations; increased competition; and our ability or inability to generate future revenues.

In addition, if our shares are quoted on the OTC Link or another quotation board, our share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, commodity prices, or international currency fluctuations. In addition, even if our stock is approved for quotation by a market maker through the OTCQB, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. These factors, which are not under our control, may have a material effect on our share price.

Because our offering does not have a minimum offering amount, we may not raise enough funds to continue operations.

Because our offering lacks a minimum offering amount, no minimum amount of funds are assured, and we may only receive proceeds sufficient to fund operations for a short amount of time. We may then have to cease operations, and investors could then lose their entire investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best

FP: truCrowd

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

THE OFFERING

9. What is the purpose of this offering?

The purpose of this Seed Round of funding, is to provide the needed capital to start a planned full-service, 24 hour, Adult Day Care Center.

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Portal Success Fee of 8%	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
Capital Expenditure	$500.00	$50,000.00
Equipment	$200.00	$195,900.00
Sales and Marketing	$2,000.00	$75,000.00
Salaries	$2,500.00	$300,000.00
Software Licensing	$1,500.00	$150,000.00
Van Leasing	$800.00	$18,000.00
General Operating Capital	$1,700.00	$195,500.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the “minimum offering proceeds”) for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Convertible Note
Maturity Date: 2022/10/31
Interest Rate: 6.5%
Conversion: 20% discount. Conversion at company's option

14. Do the securities offered have voting rights? ☐ Yes ☑ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16. How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Preferred Stock (list each class in order of preference):						
50,000,000	50,000,000	0	Yes ☑ No ☐		Yes ☐ No ☐	
					Specify:	
Common Stock:						
Class A Common Stock - 1 Vote	91,000,000	0	Yes ☑ No ☐		Yes ☑ No ☐	
					Specify: 1 Vote	
Class B Common Stock - Supervoting	7,000,000	7,000,000	Yes ☑ No ☐		Yes ☐ No ☑	
					Specify: Supervoting - 5 votes	
Class C - No Vote	2,000,000	0	Yes ☐ No ☑		Yes ☐ No ☐	
					Specify:	

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers'

FP: **truCrowd**

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

Wynn Co
Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (23 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre-money **$3,243,282.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or

FP: truCrowd

Wynn Co Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

● **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

● **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

● **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

● **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

24. Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Long Term Care Operations 360, Inc.	$8,000.00	N/A	N/A	Monthly lease payment
James Wynn	$26,910.00	3%	12/31/2026	Due on Demand

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

No to all.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

As a start-up, there is currently no historical data to speak of. Please refer to the CPA's Reviewed Consolidated Statements for more details.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED **CONSOLIDATED** FINANCIAL STATEMENTS

Wynn Co Holdings Corporation
For the Period Ended July 31, 2021
With Independent Accountant's Review Report

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation

Consolidated Financial Statements

Period Ended July 31, 2021

Contents

1

FP: truCrowd

Wynn Co Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Wynn Co Holdings Corporation
Stone Mountain, Georgia

I have reviewed the accompanying consolidated financial statements of Wynn Co Holdings Corporation, which comprises of the balance sheet as of July 31, 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows from June 25, 2021 ("inception") to July 31, 2021 and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
August 2, 2021

2

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Wynn Co Holdings Corporation

Consolidated Balance Sheet

	July 31, 2021
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	**$ 141**
Total current assets	**141**
Software (Nemicare), net of amortization *(note 1)*	**4,888**
Escrow on property *(note 2)*	**16,010**
License Fee, net of amortization *(note 3)*	**24,440**
Deferred tax asset *(note 1)*	**-**
Total assets	**$ 45,479**
Liabilities and Stockholders' Equity	
Current liabilities:	
Rent payable *(note 7)*	**8,000**
Shareholders' Loans *(note 4)*	**26,910**
Total current liabilities	**34,910**
Total long-term liabilities	**-**
Total liabilities	**34,910**
Stockholders' equity:	
Class A Common stock, no par value, 100,000,000 shares Authorized, 6,000,000 issued and outstanding *(note 5)*	**30,000**
Preferred stock, no par, 50,000,000 shares authorized zero shares issued and outstanding *(note 6)*	**-**
Retained deficit	**(19,431)**
Total stockholders' equity	**10,569**
Total liabilities and stockholders' equity	**$ 45,479**

See Independent Accountant's Review Report.

3

FP: truCrowd

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

Wynn Co Holdings Corporation

Consolidated Statement of Operations

	Period from June 25, 2021 (Inception) to July 31, 2021
Revenue	$ -
Expenses:	
Accounting fees	1,500
Amortization expense	672
Bank charges	30
Finance facilitation fee	3,500
Marketing	850
Office expenses	529
Rent *(note 7)*	8,000
Startup costs	2,650
Utilities	200
Web design	1,500
Total operating expenses	19,431
Net loss	$ (19,431)

See Independent Accountant's Review Report.

4

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock shares - no par	Preferred stock Shares, no par	Retained Deficit	Total Stockholders' Equity
Balance at June 25, 2021 (date of inception)	$ -	$ -	$ -	$ -
Common stock issued	30,000	-	-	30,000
Net Loss	-	-	(19,431)	(19,431)
Balance at July 31, 2021	$ 30,000	$ -	$ (19,431)	$ (10,569)

See Independent Accountant's Review Report.

5

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation

Consolidated Statement of Cash Flows

	Period from June 25, 2021 (Inception) to July 31, 2021
Operating activities	
Net loss	$ (19,431)
Add: amortization expense	672
Increase in rent payable	8,000
Net cash used in operating activities	(10,759)
Investing activities	
Business software	(5,000)
Escrow for property	(16,010)
Licensing fee	(25,000)
Net cash used in investing activities	(46,010)
Financing activities	
Shareholder's loan	26,910
Proceeds from capital contribution	30,000
Net cash provided by financing activities	56,910
Net increase in cash and cash equivalents	141
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 141

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Wynn Co Holdings Corporation
Notes to Consolidated Financial Statements
July 31, 2021

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Wynn Co Holdings Corporation, a development stage entity, was formed on June 25, 2021 ("Inception") in the State of Georgia. The financial statements of Wynn Co Holdings Corporation (which may be referred to as the "Company", "Wynn", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stone Mountain, Georgia.

The Company will be providing support and assistance to individuals looking to make a transition in their lives. Their services will include: provide evaluative, preventive and therapeutic services to veterans; teaching coping abilities, provide tools and resources to enhance social function and provide guidance and support to mental health patients; assisted living and day care services for elderly; fit the right individuals to the right housing opportunity for them and their families for individuals in need of housing placement; resources and tools to former convicts that helps reduce repeat offenses and assist these individuals in becoming productive citizens in their communities. Wynn will be among the very few adult day centers that offer round the clock services to its customers.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations. Though more established companies in the area of competition are not offering 24/7 services thus giving an edge to Wynn. However, the competitors may change their business model and provide competing equivalent services, or superior service than those developed by us.

During the next 12 months, the Company intends to operate (marketing, loan payments, capital improvements, acquire and train staff) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

See Independent Accountant's Review Report.

7

Wynn Co
Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation
Notes to Consolidated Financial Statements (continued)
July 31, 2021

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries- Wynn Co Housing foundation -not-for profit (501c3) and Wynn Co Care, LLC. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's consolidated financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Deferred Tax Asset

The Company is taxed as Corporation and files income tax returns in the U.S federal jurisdiction and Georgia State Jurisdiction. The tax benefit asset for federal and state taxes is $4,068 and $1,113, respectively, that may be used to offset future taxable income.   Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years.   Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

See Independent Accountant's Review Report

8

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation
Notes to Consolidated Financial Statements (continued)
July 31, 2021

Fixed assets

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto, most computer equipment, and software ranges primarily from three to seven years. Assets less than $1,000 are expensed as incurred.

2. Escrow on Property

Wynn has entered into a commercial sales agreement on July 16, 2021 with an intention to purchase 4845 Jimmy Carter property for $1,600,000 from the Landlord. The escrow of $16,000 has been paid. The sale of the property plans to be closed on or before August 27, 2021 (the "Closing Date"). This property is currently under lease by the Wynn (see note 6).

3. License Agreement

On July, 7, 2021, Wynn has obtained a licensing agreement from Prudent Senior Services of Georgia (Licensor) to utilize Licensor's Marks, Methods, Services and at location as designated in the lease facility in the establishment and operation of its own Adult Day Health (ADH) services for ten years. The Licensor is also the landlord of the leased facility (see note 6).

In consideration for the rights mentioned above, the Licensee agrees to pay to the Licensor a total fee of $125,000, licensing fee. $25,000 is paid upon execution of this agreement and $100,000 is due on closing of the business location- 4845 Jimmy Carter property or December 31, 2021 (see note 2).

The License is valid for three years and will be amortized using straight line method over three years.

4. Shareholders' loans

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

See Independent Accountant's Review Report.

9

FP: truCrowd

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

Wynn Co
Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation
Notes to Consolidated Financial Statements (continued)
July 31, 2021

5. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote. 100% of the issued shared are owned by the Wynn Co Holding Corporation.

6. Preferred Stock

At July 31, 2021, the total number of preferred shares of preferred stock that the Company was authorized to issue was no par, 50,000,000 shares. There were zero shares issued as of the date of financials.

Preferred stock is voting, and has right to dividends ahead of Common Stock shareholders. In the event of liquidity, Preferred Stock has rights ahead of Common Stock shares.

7. Commitments and Contingencies

Company has signed a lease agreement for a 9000+ square feet facility - 4845 Jimmy Carter, Norcross, Georgia - the commencement date for which is July 7, 2021. A summary of the lease commitments under non-cancelable operating leases at July 31, 2021, is as follow:

Year ending December 31:	
2020	$ 48,000
2021	97,440
2022	100,363
2023	103,374
2024	106,475
2025 and later	644,880
	$ 1,100,532

This lease will commence as is if the sale agreement falls through or is not completed by September 30, 2021 (see note 2). As of the date of issuance of financials, the owner of property had let the lender move in to start setting up the operations without the security deposit and rent.

See Independent Accountant's Review Report.

10

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corporation
Notes to Consolidated Financial Statements (continued)
July 31, 2021

8. Subsequent Events

Management has evaluated subsequent events through August 2, 2021, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.

11

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes   ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes   ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes   ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes   ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes   ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited

FP: truCrowd

Wynn Co Holdings Corporation

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: wynncoholdingscorporation.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

* * * * *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

EXHIBIT A:

SAMPLE FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Wynn Co Holdings Corp
Maturity Date: 10/31/2022
Principal Amount: $
Interest Rate: 6.5%
Conversion Option: Common Shares discounted 20% below market value

Wynn Co Holdings Corp, a State of Georgia] based Corporation (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafteater defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate 6.5% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

Definitions. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 et. Seq.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Georgia are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock. **"Common Stock Issued at Conversion"**, when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as Exhibit B.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

"Note" or **"Notes"** means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"Event of Default" has the meaning set forth in Section 6.1.

"Holder" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

 "Maximum Rate" has the meaning set forth in Section 6.3.

"Outstanding" when used with reference to Common Securities or Capital Securities (collectively, **"Securities"**) means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed **"Outstanding"** for purposes hereof.

"Person" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"Principal Amount" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1 Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2 Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof.

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3 Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4 Repayment of Interest. Interest shall accrue at the rate of six and one half percent 6.5% per annum payable in arrears at maturity.

SECTION 2.5 Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Company, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

SECTION 2.6 Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF
NOTE

SECTION 3.1 Conversion; Conversion Ratio; Valuation Event. At the option of the Company at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

SECTION 3.2 Exercise of Conversion Privilege. (a) Conversion of this Note shall be exercised, if offered by Company, at Maturity Date by telecopying an executed and completed Conversion Notice to the Holder (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion

FP: truCrowd

Wynn Co Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,200**
Maximum Amount	**107,000**	**$1,070,000**	**$984,400**

Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) begin transmission of a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose

name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3 Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

SECTION 3.4 Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:
Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges,

FP: truCrowd

Wynn Co Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5 Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this

Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.)

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1 Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2 Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

ARTICLE
V.
COVENAN
TS

SECTION 5.1 Compliance with Laws. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2 Inspection of Property, Books and Records. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.

EVENTS OF DEFAULT; REMEDIES

SECTION 6.1 Events of Default. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten

(10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2 Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind

any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 8% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

FP: truCrowd

Wynn Co Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

ARTICLE VII.
MISCELLANEO
US

SECTION 7.1 Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2 Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3 Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and

shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4 Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Georgia (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of Georgia sitting in Dekalb County County and the United States District Court located in Dekalb County County, Georgia, and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

Wynn Co Holdings Corp

By:

     James Wynn

Title: President/CEO

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE
The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date:_____ Signature:_____

Name:

Title:

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Second signatory if applicable

Date: _____ By: _____

Name:

Title:

EXHIBIT B
<u>SAMPLE NOTE CONVERSION NOTICE</u>
FOR COMMON STOCK

TO: [Holder name]
FROM: Wynn Co Holdings Corp (the **"Company"**)

The undersigned hereby irrevocably exercises its option to convert $_____Principal accordance with the terms of the Note at the Conversion Ratio then in effect. The number of Securities of common stock to be received on conversion is calculated as follows:

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the

Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time:

By:

Title:

Fill in for registration of Note:
Please print name and address:

(including ZIP code number):

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

EXHIBIT C SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an Wynn Co Holdings Corp (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

       1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for Wynn Co Holdings Corp

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the Adult Day Care industry

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.

(d)   Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(e)   Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e)   Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f)   Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g)   Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h)   Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i)   Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j)   Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k)   Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l)   Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   Representations and Warranties of the Company. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of Georgia.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.   Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.   Compliance with Laws and Other Instruments. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

6.   Update of Representations and Warranties; Reliance by the Company. All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.   Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.   Miscellaneous.

(a)   Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

(b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or
(b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

(g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in exercising such right or remedy, will not operate as a waiver

thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Georgia, as such laws are applied by the Georgia courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Dekalb County, Georgia. The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Dekalb County, Georgia.

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and

FP: truCrowd

Wynn Co
Holdings Corporation

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Wynn Co Holdings Corp at 809 Whitney Chase Stone Mountain, GA 30088 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to [Company contact email].

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.
$

            Purchase Price

        Print or Type Name   Print or Type Name (Joint-owner)

Wynn Co Holdings Corp.
809 Whitney Chase,
Stone Mountain, Georgia 30088
404-551-7773

OFFERING STATEMENT

1,000 Units of Convertible Note at $10 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,200
Maximum Amount	107,000	$1,070,000	$984,400

Signature   Signature (Joint-owner)

Date   Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $ of the Company's Note.

Wynn Co Holdings Corp

By: